EXHIBIT 99.1

Caledonia Mining Corporation Plc: Fatal accident at Blanket Mine

ST HELIER, Jersey, Sept. 23, 2025 (GLOBE NEWSWIRE) -- It is with regret that Caledonia Mining Corporation Plc (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) ("Caledonia") reports that an accident took place on September 22, 2025 at the Blanket Mine in Zimbabwe, as a result of which one Blanket Mine employee lost his life. The accident was related to secondary blasting.

The Company's immediate priority is to ensure the safety and well-being of all individuals involved and to conduct a thorough investigation into the circumstances surrounding this accident. Further details cannot be released pending the outcome of an enquiry into this accident by the relevant authorities.

Caledonia expresses its condolences to the family and colleagues of the deceased.

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793
Cavendish Capital Markets Limited (Nomad and Joint Broker) Adrian Hadden George Lawson	Tel: +44 207 397 1965 Tel: +44 131 220 9775
Panmure Liberum (Joint Broker) Scott Mathieson	Tel: +44 20 3100 2000
Camarco, Financial PR (UK) Gordon Poole Elfie Kent	Tel: +44 20 3757 4980
3PPB (Financial PR, North America) Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538
Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131
IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39